Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2011

PRICING SUPPLEMENT NO. 2011-MTNDG0102 DATED             , 2011

(TO PROSPECTUS SUPPLEMENT DATED May 12, 2011 AND PROSPECTUS DATED May 12, 2011)

MEDIUM-TERM NOTES, SERIES D

Digital Return Notes Based on the Value of the S&P 500®

Index Due             , 2013

The Digital Notes offer a potential fixed return at maturity based on any increase in the closing value of the S&P 500® Index (the “Underlying Index”) from the pricing date to the valuation date, while also providing protection against a decline of less than or equal to 30% in the value of the S&P 500® Index. At maturity you will receive for each Digital Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Digital Notes and which could be zero. If the Final Index Value is greater than or equal to the Initial Index Value, the maturity payment will equal the $1,000 principal amount per Digital Note plus the Fixed Return Amount. If the Final Index Value is less than the Initial Index Value but greater than or equal to 70% of the Initial Index Value, the maturity payment will equal the $1,000 principal amount per Digital Note. If the Final Index Value is less than 70% of the Initial Index Value, the maturity payment will equal the $1,000 principal amount per Digital Note plus the product of (i) $1,000 and (ii) the Index Return Percentage, which will be negative. Thus, if the Final Index Value is less than 70% of the Initial Index Value (regardless of the value of the underlying index at any other time during the term of the Digital Note), you will participate fully in the decline in value of the underlying index, the maturity payment will be less than your initial investment of $1,000 per Digital Note, your investment will result in a loss and your payment at maturity could be zero. The Digital Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed. All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.

Terms and Conditions

Issuer	Citigroup Funding Inc.

Issue Date	, 2011

Pricing Date	, 2011

Valuation Date	, 2013 *

Maturity Date	, 2013 (approximately 18 months) *

Denominations	$1,000 and integral multiples of $1,000 in excess thereof

Initial Index Value	Closing price of the Underlying Index on the Pricing Date

Final Index Value	Closing price of the Underlying Index on the Valuation Date

Index Return Percentage	Final Index Value – Initial Index Value Initial Index Value

Payment at Maturity

For each $1,000.00 Digital Note, $1,000.00 plus:

(a) If the Final Index Value is greater than or equal to the Initial Index Value, the Fixed Return Amount

(b) If the Final Index Value is lower than the Initial Index Value and greater than or equal to 70% of the Initial Index Value, zero

(c) If the Final Index Value is lower than 70% of the Initial Index Value, an amount equal to the product of (i) $1,000 and (ii) the Index Return Percentage

Fixed Return Amount	$150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the Pricing Date).

Calculation Agent	Citigroup Global Markets Inc.

CUSIP	1730T0NY1

ISIN	US1730T0NY19

* Subject to postponement in the event of a market disruption event, as described in this preliminary pricing supplement.

Investing in these Digital Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement and “Selected Risk Considerations” in this preliminary pricing supplement.

Underlying Index

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Hypothetical Examples**

Final Index Value	Index Return Percen- tage	Digital Note Return Amount	Payment at Maturity	Final Index Value	Index Return Percen- tage	Digital Note Return Amount	Payment at Maturity
406.00	-65.00%	-65.00%	$350.00	1,102.00	-5.00%	0.00%	$1000.00
522.00	-55.00%	-55.00%	$450.00	1,160.00	0.00%	16.50%	$1165.00
638.00	-45.00%	-45.00%	$550.00	1,218.00	5.00%	16.50%	$1165.00
754.00	-35.00%	-35.00%	$650.00	1,334.00	15.00%	16.50%	$1165.00
800.40	-31.00%	-31.00%	$690.00	1,450.00	25.00%	16.50%	$1165.00
812.00	-30.00%	0.00%	$1000.00	1,566.00	35.00%	16.50%	$1165.00
823.60	-29.00%	0.00%	$1000.00	1,682.00	45.00%	16.50%	$1165.00
870.00	-25.00%	0.00%	$1000.00	1,798.00	55.00%	16.50%	$1165.00
986.00	-15.00%	0.00%	$1000.00	1,914.00	65.00%	16.50%	$1165.00

** These hypothetical examples are based on a number of assumptions, as set forth on page PS-13 of this preliminary pricing supplement, and are included for illustrative purposes only.

CITIGROUP FUNDING INC.

Digital Return Notes Based on the Value of the S&P 500® Index

Due            , 2013

$1,000 per Digital Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The Digital Notes will have a maturity of approximately 18 months and will mature on , 2013 (expected to be March 30, 2013). We will not make any payments on the Digital Notes prior to maturity.

•	The Digital Notes are based on the closing value of the S&P 500® Index (which we also refer to as the underlying index).

•

You will receive at maturity for each Digital Note you hold a maturity payment based the percentage change of the S&P 500® Index from the date on which the Digital Notes are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the Digital Notes.

•

If the final index value (the closing value of the underlying index on the valuation date) is greater than or equal to the initial index value (the closing value of the underlying index on the pricing date), at maturity you will receive for each Digital Note you then hold the $1,000 principal amount per Digital Note plus a fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date).

•

If the final index value is less than the initial index value but greater than or equal to 70% of the initial index value, the Digital Note return amount will be zero and at maturity you will receive for each Digital Note you then hold the $1,000 principal amount per Digital Note.

•

If the final index value is less than 70% of the initial index value, at maturity you will receive for each Digital Note you then hold a payment equal to $1,000 plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative. Thus, if the final index value is less than 70% of the initial index value (regardless of the value of the underlying index at any other time during the term of the Digital Note), you will participate fully in the decline in value of the underlying index, the maturity payment will be less than your initial investment of $1,000 per Digital Note, your investment will result in a loss and your payment at maturity could be zero.

•

The maturity payment may be less than your initial investment in the Digital Notes. If the value of the underlying index declines by more than 30% from the pricing date to the valuation date, you will participate fully in such decline and the value of the Digital Notes at maturity will be less than the amount of your initial investment and could be zero.

•	The Digital Notes will not be listed on any securities exchange.

Investing in the Digital Notes involves a number of risks. See “Risk Factors Relating to the Digital Notes” beginning on page PS-7.

“Standard & Poor’s®,” “Standard & Poor’s® 500,” “S&P®” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use for certain purposes by Citigroup Funding Inc. or one of its affiliates. The Digital Notes have not been passed on by S&P. The Digital Notes are not sponsored, endorsed, sold or promoted by S&P and neither makes any warranties or bears any liability with respect to the Digital Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Digital Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Digital Notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Digital Notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Digital Note	Total
Public Offering Price	$1,000.00	$
Underwriting Fee	$15.00	$
Proceeds to Citigroup Funding Inc.	$985.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Digital Notes, will receive an underwriting fee of $15 for each $1,000 Digital Note sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc., will receive from Citigroup Global Markets Inc. $15 from this underwriting fee for each Digital Note they sell. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $15 for each Digital Note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Digital Notes declines. You should refer to “Risk Factors Relating to the Digital Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Digital Notes to purchasers on or about September    , 2011 (3 business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Digital Notes?

The Digital Return Notes Based on the Value of the S&P 500® Index due             , 2013 (expected to be March 30, 2013), or the Digital Notes, offer a potential fixed return at maturity based on any increase in the closing value of the S&P 500® Index (which we also refer to as the underlying index) from the pricing date to the valuation date, while also providing protection against a decline of less than or equal to 30% in the value of the S&P 500® Index. The Digital Notes are not principal protected and do not pay periodic interest. The payment to the holders of the Digital Notes at maturity, if any, is based upon the closing value of the underlying index and could be zero.

At maturity you will receive for each Digital Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Digital Notes and which could be zero, based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date. We refer to the percentage change in the closing value of the underlying index from the pricing date to the valuation date as the index return percentage. If the final index value (the closing value of the underlying index on the valuation date) is greater than or equal to the initial index value (the closing value of the underlying index on the pricing date), the maturity payment will equal the $1,000 principal amount per Digital Note plus a fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date) per Digital Note. If the final index value is less than the initial index value but greater than or equal to 70% of the initial index value, the Digital Note return amount will be zero and the maturity payment will equal the $1,000 principal amount per Digital Note. If the final index value is less than 70% of the initial index value (representing a decrease of more than 30% from the initial index value), the maturity payment will equal the $1,000 principal amount per Digital Note plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative.

The maturity payment may be less than your initial investment in the Digital Notes and could be zero. Thus, if the final index value is less than 70% of the initial index value (regardless of the value of the underlying index at any other time during the term of the Digital Notes), you will participate fully in such decline, the maturity payment will be less than your initial investment of $1,000 per Digital Note, your investment will result in a loss and your payment at maturity could be zero. All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.

The Digital Notes will have a maturity of approximately 18 months and will mature on             , 2013 (expected to be March 30, 2013) and do not provide for earlier redemption by you or by us. The Digital Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed. All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.

Each Digital Note represents a principal amount of $1,000. The minimum investment amount will be $1,000. You may transfer the Digital Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Digital Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Digital Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Digital Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Digital Notes?

No. We will not make any periodic payments of interest on the Digital Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

What Will I Receive at Maturity of the Digital Notes?

At maturity you will receive for each Digital Note an amount in cash equal to $1,000 plus a Digital Note return amount, which may be positive, zero or negative. Because the Digital Note return amount may be negative, the maturity payment could be less than the $1,000 principal amount per Digital Note and could be zero.

The amount payable at maturity will depend on the percentage change in the value of the underlying index from the pricing date to the valuation date. If the final index value has declined by more than 30% from the initial index value, the amount you receive for each Digital Note will be less than the $1,000 you paid for each Digital Note and could be zero. This will be true even if the closing value of the underlying index exceeds the initial index value at one or more times during the term of the Digital Notes.

How Will the Digital Note Return Amount Be Calculated?

The calculation of the Digital Note return amount per Digital Note depends on the index return percentage:

•

If the index return percentage is positive or zero, the Digital Note return amount will be positive and will equal a fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date) per Digital Note.

•	If the index return percentage is less than 0% and greater than or equal to –30%, the Digital Note return amount will be zero.

•	If the index return percentage is less than –30%, the Digital Note return amount will be negative and will equal:

$1,000 × index return percentage

Thus, if the value of the underlying index decreases by more than 30% from the initial index value, the index return percentage and the Digital Note return amount will be negative and the amount you receive at maturity will be less than $1,000 per Digital Note and could be zero.

The amount payable at maturity will depend on the percentage change in the value of the underlying index from the pricing date to the valuation date. If the final index value is greater than or equal to the initial index value, the maturity payment will equal the $1,000 principal amount per Digital Note plus a fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date) per Digital Note. If the final index value is less than the initial index value but greater than or equal to 70% of the initial index value, the Digital Note return amount will be zero and the maturity payment will equal the $1,000 principal amount per Digital Note. If the final index value is less than 70% of the initial index value (representing a decrease of more than 30% from the initial index value), the maturity payment will equal the $1,000 principal amount per Digital Note plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative.

For more specific information about the Digital Note return amount, the index percentage return, the determination of an index business day and the effect of a market disruption event on the determination of the Digital Note return amount and the index return percentage, please see “Description of the Digital Notes — Digital Note Return Amount” in this pricing supplement.

How Will the Index Return Percentage Be Calculated?

The index return percentage will equal the following fraction:

final index value – initial index value
initial index value

The initial index value will equal the closing value of the underlying index on the pricing date.

The final index value will equal the closing value of the underlying index on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the final index value is less than 70% of the initial index value, at maturity you will receive less than the $1,000 principal amount per Digital Note and may receive $0. This will be true even if the closing value of the underlying index exceeded the initial index value at one or more times over the term of the Digital Notes. Additionally, even if the final index value is greater than or equal to the initial index value, the total yield on the Digital Notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity. You should refer to “Risk Factors Relating to the Digital Notes — The Yield on the Digital Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Digital Notes — What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 9, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please Digital Note that an investment in the Digital Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 to September 13, 2011 and a graph showing the closing values of the S&P 500® Index on each index business day from January 3, 2006 through September 13, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the Underlying Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Digital Notes — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Digital Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat each Digital Note as a single prepaid derivative contract provided for a payment based on the value of the S&P 500® Index on the valuation date. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the Digital Note. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of a Digital Note you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the Digital Note. Such gain or loss generally will be long-term capital gain or loss if you have held the Digital Note for more than one year at the time of disposition.

Due to the absence of authority as to the proper characterization of the Digital Notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the Digital Notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to the Digital Notes. Finally, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Digital Notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the Digital Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Digital Notes Be Listed on a Securities Exchange?

No. The Digital Notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Digital Notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc., and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell Digital Notes to create a secondary market for holders of the Digital Notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started.

Citigroup Global Markets Inc. will also act as calculation agent for the Digital Notes. As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the Digital Notes. You should refer to “Risk Factors Relating to the Digital Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Digital Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the Digital Notes through it or one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity on or prior to, the pricing date could increase the value of the underlying index and potentially increase the initial index value and, therefore, the value at which the underlying index must be above on the valuation date before you can receive a payment at maturity greater than your initial investment in the Digital Notes. This hedging activity also could affect the value of the underlying index during the term of the Digital Notes and, therefore, the market value of the Digital Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc.

may be willing to purchase your Digital Notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the Digital Notes declines. You should refer to “Risk Factors Relating to the Digital Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Digital Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Digital Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Digital Notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Digital Notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Digital Notes or (B) its acquisition and holding of the Digital Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Digital Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Digital Notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the Digital Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Digital Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE DIGITAL NOTES

Because the terms of the Digital Notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the underlying index from the pricing date to the valuation date, an investment in the Digital Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.

You Will Receive Less than Your Initial Investment at Maturity if the Value of the Underlying Index Declines By More Than 30% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the value of the underlying index from the pricing date to the valuation date. If the final index value has declined by more than 30% from the initial index value, the amount you receive for each Digital Note will be less than the $1,000 you paid for each Digital Note and could be zero. This will be true even if the closing value of the underlying index exceeds the initial index value at one or more times during the term of the Digital Notes.

You Will Not Receive Any Periodic Payments on the Digital Notes

You will not receive any periodic payments of interest or any other periodic payments on the Digital Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

Your Participation in Any Appreciation of the S&P 500® Index Will Be Limited

Even if the final index value is greater than or equal to the initial index value, the opportunity to fully participate in the increase in the value of the underlying index during the term of the Digital Notes is limited because the return you receive at maturity will be limited to the fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date) per Digital Note. Therefore, the return on the Digital Notes may be less than the return on a similar security that allows you to participate in the appreciation of the value of the S&P 500® Index, or on a direct investment in the S&P 500® Index, if the final index value is significantly greater than the initial index value.

The Yield on the Digital Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Digital Notes do not pay any interest. As a result, if the final index value is less than         (an increase of     % from the initial index value), taking into account the fixed return amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the pricing date) per Digital Note, the yield on the Digital Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Digital Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Digital Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Digital Notes

You are subject to the credit risk of Citigroup Inc. The Digital Notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the Digital Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Digital Notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Digital Notes.

The Price at Which You Will Be Able to Sell Your Digital Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Digital Notes in the secondary market will be affected by the supply of and demand for the Digital Notes the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Digital Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index. We expect that the market value of the Digital Notes will depend substantially on the amount, if any, by which the value of the underlying index changes from its initial index value. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the Digital Notes. If you choose to sell your Digital Notes when the value of the underlying index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the final index value of the underlying index is determined. In addition, if you choose to sell your Digital Notes when the value of the underlying index is below its initial index value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the Digital Notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the Digital Notes the market value of the Digital Notes may decrease.

Events Involving the Companies Included in the Underlying Index. General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the Digital Notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the Digital Notes may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the Digital Notes may increase.

Interest Rates. We expect that the market value of the Digital Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Digital Notes may decrease, and if U.S. interest rates decrease, the market value of the Digital Notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the Digital Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the Digital Notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the Digital Notes.

Hedging Activities. Hedging activities related to the Digital Notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on or prior to, the pricing date could increase the value of the underlying index, and potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the valuation date before you can receive at maturity a payment that exceeds the principal amount of the Digital

Notes. This hedging activity during the term of the Digital Notes could also affect the value of the underlying index and therefore the market value of the Digital Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Digital Notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc. may be willing to purchase your Digital Notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the Digital Notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the Digital Notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Digital Notes, as well as the cost of hedging our obligations under the Digital Notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the Digital Notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the Digital Notes declines. In addition, any secondary market prices for the Digital Notes may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the Digital Notes. The Digital Notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Digital Notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the Digital Notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index from the pricing date to the valuation date. Changes in the value of the underlying index will affect the trading price of the Digital Notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Digital Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the Underlying Index

Your return on the Digital Notes will not reflect the return you would realize if you actually owned the stocks included in the underlying index. The value of the underlying index is calculated by reference to the prices of the stocks included in the index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Digital Notes may be less than the return you could have realized if the dividends paid on those stocks were included in the calculation of the underlying index.

You May Not Be Able To Sell Your Digital Notes If an Active Trading Market for the Digital Notes Does Not Develop

The Digital Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Digital Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Digital Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Digital Notes. If the secondary market for the Digital Notes is limited, there may be few buyers should you choose to sell your Digital Notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Digital Notes, the price at which you may be able to trade your Digital Notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the Digital Notes, it is likely that there would be no secondary market for the Digital Notes. Accordingly, you should be willing to hold your Digital Notes to maturity.

The Market Value of the Digital Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to such stocks or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the price of the stocks included in the underlying index and, thus, the value of the underlying index and the market value of the Digital Notes.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Digital Notes.

Citigroup Global Markets Inc., which is acting as the calculation agent for the Digital Notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the final index value and the index return percentage, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Digital Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or such stocks. This hedging activity may present a conflict between your interest in the Digital Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the underlying index and therefore the market value of the Digital Notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Digital Notes in the secondary market. Since hedging our obligation under the Digital Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Digital Notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the value of the underlying index, and such value is based on the prices of the stocks included in the underlying index. By investing in the Digital Notes you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the Digital Notes or to the holders thereof.

The United States Federal Income Tax Consequences of the Digital Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Digital Notes or instruments similar to the Digital Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Digital Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Digital Notes and no assurance can be given that the IRS will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Digital Notes may affect the U.S. tax consequences of investing in the Digital Notes, including for non-U.S. investors.

DESCRIPTION OF THE DIGITAL NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Digital Notes. The description in this pricing supplement of the particular terms of the Digital Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Digital Return Notes Based on the Value of the S&P 500® Index due             , 2013 (expected to be September 30, 2013) (the “Digital Notes”) offer a potential fixed return at maturity based on any increase in the closing value of the S&P 500® Index (the “Underlying Index”) from the Pricing Date to the Valuation Date, while also providing protection against a decline of 30% or less in the value of the Underlying Index. The Digital Notes are not principal protected and do not pay periodic interest. The payments to the holders of the Digital Notes at maturity are based upon the closing value of the Underlying Index and could be zero.

At maturity you will receive for each Digital Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Digital Notes, and which could be zero, based on the percentage change in the closing value of the Underlying Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the Underlying Index from the Pricing Date to the Valuation Date as the Index Return Percentage. If the Final Index Value is greater than or equal to the Initial Index Value, the maturity payment will equal the $1,000 principal amount per Digital Note plus a Digital Note Return Amount equal to the Fixed Return Amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the Pricing Date) per Digital Note. If the Final Index Value is less than the Initial Index Value but greater than or equal to 70% of the Initial Index Value, the Digital Note Return Amount will be zero and the maturity payment will equal the $1,000 principal amount per Digital Note. If the Final Index Value is less than 70% of the Initial Index Value (representing a decrease of more than 30% from the Initial Index Value), the maturity payment will equal the $1,000 principal amount per Digital Note plus a Digital Note Return Amount equal to the product of (i) $1,000 and (ii) the Index Return Percentage, which will be negative.

The maturity payment may be less than your initial investment in the Digital Notes. Thus, if the Final Index Value is less than 70% of the Initial Index Value (regardless of the value of the Underlying Index at any other time during the term of the Digital Notes), you will participate fully in such decline, the maturity payment will be less than your initial investment in the Digital Notes, your investment in the Digital Notes will result in a loss and your payment at maturity could be zero. All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.

The Digital Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Digital Notes issued will be $         (          Digital Notes). The Digital Notes will have a maturity of approximately 18 months and will mature on             , 2013 (expected to be March 30, 2013). The Digital Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Digital Notes are subject to the credit risk of Citigroup Inc. The Digital Notes will be issued only in fully registered form and in denominations of $1,000 per Digital Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Digital Notes and of the senior debt indenture under which the Digital Notes will be issued.

Interest

We will not make any periodic payments of interest on the Digital Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Payment at Maturity

The Digital Notes will have a maturity of approximately 18 months and will mature on            , 2013 (expected to be March 30, 2013). At maturity you will receive for each Digital Note an amount in cash equal to $1,000 plus a Digital Note Return Amount, which may be positive, zero or negative. Because the Digital Note Return Amount may be negative, the maturity payment could be less than the $1,000 principal amount per Digital Note, and could be zero, in which case, your investment will result in a loss.

The amount payable at maturity will depend on the percentage change in the value of the Underlying Index from the Pricing Date to the Valuation Date. If the Final Index Value has declined by more than 30% from the Initial Index Value, the amount you receive for each Digital Note will be less than the $1,000 you paid for each Digital Note and could be zero. This will be true even if the Closing Value of the Underlying Index exceeds the Initial Index Value at one or more times during the term of the Digital Notes.

Digital Note Return Amount

The Digital Note Return Amount will be based on the Index Return Percentage. The Index Return Percentage will equal the following fraction:

Final Index Value – Initial Index Value
Initial Index Value

The Initial Index Value will equal the closing value of the Underlying Index on the Pricing Date.

The Pricing Date means the date on which the Digital Notes will be priced for initial sale to the public.

The Final Index Value will equal the closing value of Underlying Index on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Digital Note Return Amount per Digital Note will depend on the Index Return Percentage:

•

If the Index Return Percentage is positive or zero, the Digital Note Return Amount will be positive and will equal a Fixed Return Amount of $150.00 to $180.00 (15.00% to 18.00% of the $1,000 principal amount per Digital Note) (to be determined on the Pricing Date) per Digital Note.

•	If the Index Return Percentage is less than 0% and greater than or equal to –30%, the Digital Note Return Amount will be zero.

•	If the Index Return Percentage is less than –30%, the Digital Note Return Amount will be negative and will equal:

$1,000 × Index Return Percentage

Thus, if the value of the Underlying Index decreases by more than 30% from the Initial Index Value, the Index Return Percentage and the Digital Note Return Amount will be negative and the amount you receive at maturity will be less than $1,000 per Digital Note and could be zero.

If the closing value of the S&P 500® Index is not available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the S&P 500® Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500® Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500® Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Digital Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500® Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index will be based on a comparison of the portion of the value of the index attributable to that security relative to the overall value of the S&P 500® Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples and graph below show hypothetical maturity payments on the Digital Notes for a range of Final Index Values. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Digital Notes at maturity will depend on the actual Digital Note Return Amount, which, in turn, will depend on the actual Initial Index Value, Final Index Value and Upside Participation Rate. All of the hypothetical examples below are based on the following assumptions:

•	Issue Price: $1,000 per Digital Note
•	Initial Index Value: 1,160.00
•	Downside Threshold: 70%
•	Contingent Percentage: 16.5%
•	Dividend Yield: 2.24%
•	Maturity: 18 months

Table of Hypothetical Payments at Maturity

Hypothetical Final Index Value	Hypothetical Index Return Percentage(1)	Hypothetical Digital Note Return Amount(2)	Hypothetical Payment at Maturity(3)

406.00	-65.00%	-65.00%	$350.00
522.00	-55.00%	-55.00%	$450.00
638.00	-45.00%	-45.00%	$550.00
754.00	-35.00%	-35.00%	$650.00
800.40	-31.00%	-31.00%	$690.00
812.00	-30.00%	0.00%	$1000.00
823.60	-29.00%	0.00%	$1000.00
870.00	-25.00%	0.00%	$1000.00
986.00	-15.00%	0.00%	$1000.00
1,102.00	-5.00%	0.00%	$1000.00
1,160.00	0.00%	16.50%	$1165.00
1,218.00	5.00%	16.50%	$1165.00
1,334.00	15.00%	16.50%	$1165.00
1,450.00	25.00%	16.50%	$1165.00
1,566.00	35.00%	16.50%	$1165.00
1,682.00	45.00%	16.50%	$1165.00
1,798.00	55.00%	16.50%	$1165.00
1,914.00	65.00%	16.50%	$1165.00

(1)	Hypothetical index return percentage = (hypothetical final value – hypothetical initial index value) / hypothetical initial index value
(2)	If the hypothetical final index value is greater than or equal to the initial index value, the hypothetical payment at maturity will equal the $1,000 principal amount per Digital Note plus a hypothetical Digital Note Return Amount equal to $165.00. If the hypothetical final index value is less than or equal to 100% of the hypothetical initial index value but greater than or equal to 70% of the hypothetical initial index value, the hypothetical Digital Note Return Amount will be zero and the hypothetical payment at maturity will equal the $1,000 principal amount per Digital Note. If the hypothetical final index value is less than 70% of the hypothetical initial index value (representing a decrease of more than 30% from the hypothetical initial index value), the hypothetical payment at maturity will equal the $1,000 principal amount per Digital Note plus a hypothetical Digital Note Return Amount equal to the product of (i) $1,000 and (ii) the hypothetical index return percentage, which will be negative.
(3)	$1,000 + hypothetical Digital Note Return Amount

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index and if S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the S&P 500® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the institutional trustee, who will provide notice of the selection of the successor index to the registered holders of the Digital Notes.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500® Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the Digital Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Digital Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P 500® Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation).

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500® Index as described above, the successor index or value will be substituted for the S&P 500® Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Digital Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Digital Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the S&P 500® Index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Digital Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Digital Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Digital Notes will be determined by the calculation agent and will equal, for each Digital Note, the maturity payment, calculated as though the maturity of the Digital Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Digital Notes will be capped at the maturity payment, calculated as though the maturity date of the Digital Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Digital Notes, the Digital Notes shall bear interest, payable upon demand of the beneficial owners of the Digital Notes in accordance with the terms of the Digital Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of    % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Digital Notes and will also hold the global security representing the Digital Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Digital Notes.

The CUSIP number for the Digital Notes is 1730T0NY1.

Calculation Agent

The calculation agent for the Digital Notes will be Citigroup Global Markets Inc., an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Digital Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P® 500 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets Inc. or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of September 9, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of September 9, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.63%), Consumer Staples (11.62%), Energy (12.39%), Financials (13.74%), Health Care (11.96%), Industrials (10.35%), Information Technology (18.90%), Materials (3.53%), Telecommunication Services (3.13%) and Utilities (3.75%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE DIGITAL NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500® Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions that affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

HISTORICAL DATA ON THE UNDERLYING INDEX

Monthly High and Low Closing Values

The following table sets forth the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 through September 13, 2011. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Digital Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Digital Notes.

	High	Low	Period End
2006
Quarter
First	1307.25	1254.78	1294.83
Second	1325.76	1223.69	1270.20
Third	1339.15	1234.49	1335.85
Fourth	1427.09	1331.32	1418.30
2007
Quarter
First	1459.68	1374.12	1420.86
Second	1539.18	1424.55	1503.35
Third	1553.08	1406.70	1526.75
Fourth	1565.15	1407.22	1468.36
2008
Quarter
First	1447.16	1273.37	1322.70
Second	1426.63	1278.38	1280.00
Third	1305.32	1106.39	1166.36
Fourth	1161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1071.66	879.13	1057.08
Fourth	1127.78	1025.21	1115.10
2010
Quarter
First	1174.17	1056.74	1169.43
Second	1217.28	1030.71	1030.71
Third	1148.67	1022.58	1141.20
Fourth	1259.78	1137.03	1257.64
2011
Quarter
First	1343.01	1256.88	1325.83
Second	1363.61	1265.42	1320.64
Third (through September 13)	1353.22	1119.46	1172.87

On September 13, 2011, the closing value of the Underlying Index was 1,172.87.

The following graph illustrates the historical performance of the Underlying Index based on the closing value thereof on each Index Business Day from January 3, 2006 through September 13, 2011. Past movements of the Underlying Index are not indicative of future Underlying Index values.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Digital Notes who will hold the Digital Notes as capital assets. All references to “holders” are to beneficial owners of the Digital Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Digital Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Digital Notes or instruments similar to the Digital Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Digital Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Digital Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE DIGITAL NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DIGITAL NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Digital Note, each holder agrees with Citigroup Funding to treat a Digital Note for U.S. federal income tax purposes as a single prepaid derivative contract providing for a payment based on the value of the S&P 500® Index at maturity pursuant to which an amount equal to the purchase price of the Digital Notes is treated as a cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative contract. (Prospective investors should Digital Note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Digital Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Digital Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Digital Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Digital Notes (a “U.S. Holder”), under the characterization of the Digital Notes agreed to above.

Under the above characterization of the Digital Notes, at maturity or upon the sale or other taxable disposition of a Digital Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Digital Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Digital Note for more than one year at the time of disposition. A holder’s tax basis in the Digital Note generally will equal the holder’s cost for such Digital Note.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Digital Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Digital Notes unless the value of the S&P 500® Index at the Valuation Date is less than or equal to 70% of the initial value of the S&P 500® Index, the IRS could seek to analyze the federal income tax consequences of owning the Digital Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Digital Notes could also be treated as a combination of two or more options and a deposit to be applied at maturity in full satisfaction of the holder’s payment obligations under the combination of options. Under this characterization, a U.S. Holder would generally recognize short-term capital gain or loss upon maturity or other taxable disposition of the Digital Notes equal to the difference between (x) cash received on the disposition, and (y) its purchase price for the Digital Notes.

It is also possible that future regulations or other IRS guidance would require U.S. Holders to accrue income on a Digital Note on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat a Digital Note in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Digital Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Digital Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Digital Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Digital Notes.

Non-United States Holders

A holder or beneficial owner of Digital Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Digital Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Digital Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid derivative contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the Digital Notes.

Estate Tax

In the case of a holder of a Digital Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Digital Note should note that, absent an applicable treaty benefit, the Digital Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Digital Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Digital Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc. $         principal amount of the Digital Notes (             Digital Notes) for $985.00 per Digital Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. proposes to offer some of the Digital Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Digital Notes to selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors, at the public offering price less a fixed selling concession of $15.00 per Digital Note. Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets a selling concession of up to $15.00 for each Digital Note they sell. If all of the Digital Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

The Digital Notes will not be listed on any exchange.

In order to hedge its obligations under the Digital Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Digital Notes — The Market Value of the Digital Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Digital Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Digital Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Digital Notes through and including the date of disposition of such Digital Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Digital Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Digital Notes or (B) its acquisition and holding of the Digital Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Digital Return Notes

Based on the Value of the S&P 500® Index

Due             , 2013

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement

Dated May 12, 2011 and

Prospectus Dated May 12, 2011)